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                                March 17, 2023

       Mitchell Cariaga
       Director
       Oak Woods Acquisition Corp.
       101 Roswell Drive
       Nepean, ON
       K2J 0H5, Canada

                                                        Re: Oak Woods
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 10,
2023
                                                            File No. 333-269862

       Dear Mitchell Cariaga:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2023 letter.

       Amendment No. 1 to Form S-1 filed March 10, 2023

       Capitalization, page 117

   1. We note your response to comment 1. Since the private warrants will require liability treatment under ASC
815-40, the "as adjusted" column of your capitalization table must reflect the estimated
fair value of this liability in order to present an accurate depiction of your capitalization
after giving effect to the sale of units and private securities. Please revise.
 Mitchell Cariaga
Oak Woods Acquisition Corp.
March 17, 2023
Page 2

       You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,
FirstName LastNameMitchell Cariaga
                                                         Division of
Corporation Finance
Comapany NameOak Woods Acquisition Corp.
                                                         Office of Real Estate
& Construction
March 17, 2023 Page 2
cc:       Warren A. Raiti, Esq.
FirstName LastName